Results of the Extraordinary General Meeting of Shareholders of Kookmin Bank

On August 12, 2010, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held an extraordinary general meeting of shareholders, and the agenda item listed below was approved and ratified as originally proposed.

• Agenda: Appointment of director of Kookmin Bank

Details of nominee for director of Kookmin Bank

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Ok Chan Kim (New appointment) (07/12/1956)	CFO & Senior Executive Vice President of Strategy and Finance Management Group, Kookmin Bank	• CFO & Senior Executive Vice President of Financial Management Group, Kookmin Bank	• Executive M.B.A., Helsinki School of Economics	Republic of Korea	3 years
		• Executive Vice President of Financial Management Division, Kookmin Bank	• B.A. in Law, Yonsei University
		• General Manager, Bancassurance Department, Kookmin Bank	• Seoul National University High School
• General Manager, Gwanak Branch, Kookmin Bank